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Richard D. Truesdell, Jr.

Davis Polk & Wardwell LLP	212 450 4674 tel
450 Lexington Avenue	212 701 5674 fax
New York, NY 10017	richard.truesdell@davispolk.com

December 10, 2009

Re:	Cobalt International Energy, Inc. (the “Company”) Registration Statement on Form S-1 Filed September 4, 2009, as amended on October 9, 2009, October 29, 2009 and November 27, 2009 File No. 333-161734

Mr. H. Roger Schwall
Assistant Director
Securities and Exchange Commission
Mail Stop 7010
100 F Street N.E.
Washington, DC 20549-4628

Dear Mr. Schwall:

This letter is in response to your letter dated December 7, 2009.  We have set forth your comments followed by the Company’s response.  We are also sending, under separate cover, a marked copy of the Registration Statement showing the changes to the Registration Statement filed on November 27, 2009.

Form S-1

Exhibits

1.    We note counsel has assumed that the Company is validly existing as a corporation in good standing under the laws of the State of Delaware.  We believe that the existence of the Company is a material fact underlying the opinion, and a fact that is readily ascertainable.  Please obtain from counsel a revised opinion that omits this assumption or an explanation as to why the assumption is necessary.

We have filed an amended Opinion of Davis Polk & Wardwell LLP as Exhibit 5.1 in response to this comment.

********

Mr. H. Roger Schwall	2	December 10, 2009

To the extent that you have any questions regarding the response contained in this letter, please do not hesitate to contact me at (212) 450-4674.

Sincerely,

/s/ Richard D. Truesdell, Jr., Esq.

Richard D. Truesdell, Jr., Esq.

cc:	Joseph H. Bryant
David J. Beveridge, Esq.
Christopher J. Cummings, Esq.